Exhibit 99.5

CODEXIS, INC.

2019 INCENTIVE AWARD PLAN

PERFORMANCE STOCK UNIT AWARD GRANT NOTICE

Codexis, Inc., a Delaware corporation (the “Company”), pursuant to its 2019 Incentive Award Plan, as amended from time to time (the “Plan”), hereby grants to the individual listed below (“Participant”), an award of Performance Stock Units (“Performance Stock Units” or “PSUs”). This award of Performance Stock Units is subject to all of the terms and conditions as set forth herein and in the Plan, the Performance Stock Unit Award Agreement attached hereto as Exhibit A and the Performance Goals and Measurement attached hereto as Exhibit B (collectively, the “Agreement”), and the Special Provisions for PSUs Granted to Participants Outside the U.S. (as applicable) attached hereto as Exhibit C (the “Non-U.S. Provisions”), each of which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Grant Notice, the Agreement and the Non-U.S. Provisions.

Participant’s ID:	%%EMPLOYEE_IDENTIFIER%-%

Participant’s Name:	%%LAST_NAME%-%, %%FIRST_NAME%-%

Grant Date:	%%OPTION_DATE,’MONTH DD, YYYY’%-%

Award Grant #:	%%OPTION_NUMBER%-%

Total Number of PSUs:	%%TOTAL_SHARES_GRANTED,’999,999,999’%-%

Performance Period:	The period commencing [_______] and ending on [_______].

Vesting Schedule:	Subject to and conditioned upon Participant’s continued status as an Employee, Consultant or Director, as applicable, through the applicable vesting date, the PSUs shall vest [(i) fifty percent (50%) on [_______] and (ii) fifty percent (50%) on [_______].]

Termination of PSUs:	Subject to Sections 2.5 and 2.6 of the Agreement, in the event that the Company has not attained the threshold level of a Performance Goal (as defined below) as of the Measurement Date (as defined in the Agreement), any PSUs that would otherwise vest upon the achievement of such Performance Goal will thereupon be automatically forfeited by Participant without payment of any consideration therefor. For purposes of this Grant Notice and the Agreement, “Performance Goal” shall have the meaning set forth on Exhibit B attached hereto.

By executing this Grant Notice below, or clicking the Acceptance button below if applicable, Participant agrees to be bound by the terms and conditions of the Plan, the Agreement, the Non-U.S. Provisions and this Grant Notice. Participant has reviewed the Agreement, the Plan, the Non-U.S. Provisions and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of this Grant Notice, the Agreement, the Non-U.S. Provisions and the Plan. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice, the Agreement or the Non-U.S. Provisions. In addition, Participant agrees that the Company, in its sole discretion, may satisfy any withholding obligations in accordance with Section 2.7 of the Agreement by (i) withholding shares of Common Stock otherwise issuable to Participant in respect of vested PSUs, (ii) instructing a broker on Participant’s behalf to sell shares of Common Stock otherwise issuable to Participant in respect of vested PSUs and submit the proceeds of such sale to the Company, or (iii) using any other method permitted by Section 2.7 of the Agreement or the Plan.

EXHIBIT A

TO PERFORMANCE STOCK UNIT AWARD GRANT NOTICE

PERFORMANCE STOCK UNIT AWARD AGREEMENT

Pursuant to the Performance Stock Unit Award Grant Notice (the “Grant Notice”) to which this Performance Stock Unit Award Agreement (this “Agreement”) is attached as Exhibit A, Codexis, Inc., a Delaware corporation (the “Company”), has granted to Participant an award of Performance Stock Units (the “Performance Stock Units” or “PSUs”) under the Company’s 2019 Incentive Award Plan, as amended from time to time (the “Plan”).

ARTICLE I

GENERAL

1.1 Defined Terms. Capitalized terms not specifically defined herein shall have the meanings specified in the Plan and the Grant Notice.

1.2 Incorporation of Terms of Plan. The PSUs are subject to the terms and conditions of the Plan which are incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

1.3 Consideration to the Company. In consideration of the grant of the award of PSUs by the Company, Participant agrees to render faithful and efficient services to the Company or any Subsidiary. Nothing in the Plan or this Agreement shall confer upon Participant any right to continue in the employ or service of the Company or any Subsidiary or shall interfere with or restrict in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

ARTICLE II

GRANT OF PERFORMANCE STOCK UNITS

2.1 Grant of PSUs. In consideration of Participant’s past and/or continued employment with or service to the Company or a Subsidiary and for other good and valuable consideration, effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”), the Company grants to Participant an award of PSUs as set forth in the Grant Notice.

2.2 Unsecured Obligation to Pay. Each PSU constitutes the right to receive up to [two (2)] shares of the Company’s Common Stock upon vesting, as determined in accordance with Section 2.3 below. Unless and until the PSUs will have vested in accordance with Section 2.4 hereof, Participant will have no right to receive Common Stock under any such PSUs. Prior to actual payment of any vested PSUs, such PSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

2.3 Shares of Common Stock Subject to PSUs. Subject to Section 2.5, the number of shares of Common Stock issuable upon the vesting of each PSU, if any (the “Share Multiplier”), shall be determined on the date on which the Administrator certifies the achievement of the Performance Goals for the Performance Period specified in the Grant Notice (such date, the “Measurement Date”), in accordance with the Company’s achievement of the Performance Goals and the applicable weight of each Performance Goal, each as set forth on Exhibit B attached hereto. The Share Multiplier shall be calculated as the sum of the products obtained by multiplying, for each Performance Goal, (i) the applicable weight by (ii) a percentage (the “Achievement Percentage”) determined as follows:

(a) If the Performance Goal is achieved at less than the threshold level, the Achievement Percentage shall be 0%;

(b) If the Performance Goal is achieved at the threshold level, the Achievement Percentage shall be [50]%;

(c) If the Performance Goal is achieved at the target level, the Achievement Percentage shall be [100]%;

(d) If the Performance Goal is achieved at or above the superior level, the Achievement Percentage shall be [200]%; and

(e) With respect to any Quantitative Performance Goal (as defined on Exhibit B), if the Performance Goal is achieved between the threshold level and the target level or between the target level and the superior level, then the Achievement Percentage shall be determined using linear interpolation based on the Achievement Percentage for each such level. The Administrator shall determine the Achievement Percentage with respect to each of the Performance Goals in its sole discretion.

2.4 Vesting Schedule. Subject to Section 2.5 hereof, the PSUs awarded by the Grant Notice will vest and become nonforfeitable with respect to the applicable portion thereof according to the vesting schedule set forth on the Grant Notice to which this Agreement is attached, contingent upon Participant’s continued status as an Employee, Consultant or Director, as applicable, through each such vesting date.

2.5 Change in Control Treatment.

(a) In the event of a Change in Control, the number of shares of Common Stock issuable upon the applicable vesting date (as determined in accordance with Sections 2.5(b) or (c) below and subject to any other written agreement between Participant and the Company) in respect of the PSUs shall be determined based on: (i) achievement of each Performance Goal at the target level in the event the consummation of the Change in Control occurs prior to the Measurement Date or (ii) actual achievement in the event the consummation of the Change in Control occurs on or after the Measurement Date.

(b) If the successor corporation in the Change in Control assumes or substitutes for the PSUs in accordance with Section 12.2(d) of the Plan, the PSUs will remain outstanding and eligible to vest in accordance with the time-based vesting schedule set forth in the Grant Notice.

(c) If the successor corporation in the Change in Control refuses to assume or substitute for the PSUs in accordance with Section 12.2(d) of the Plan, the PSUs will vest as of immediately prior to the consummation of such Change in Control in accordance with Section 12.2(e) of the Plan.

2.6 Forfeiture, Termination and Cancellation. Notwithstanding anything herein to the contrary, upon Participant’s Termination of Service for any or no reason, any then-unvested PSUs subject to this Agreement (after giving effect to any accelerated vesting that occurs in connection with such Termination of Service or pursuant to Section 2.5 hereof or any other written agreement between Participant and the Company) will thereupon be automatically forfeited, terminated and cancelled as of the applicable termination date without payment of any consideration by the Company, and Participant, or Participant’s beneficiary or personal representative, as the case may be, shall have no further rights hereunder. Further, notwithstanding anything herein to the contrary, in the event the Share Multiplier calculated as of the Measurement Date equals zero (0), then all of the PSUs shall automatically be forfeited, terminated and cancelled as of the Measurement Date without payment of any consideration by the Company, and Participant, or Participant’s beneficiary or personal representative, as the case may be, shall have no further rights hereunder. No portion of the PSUs which has not become vested as of the date on which Participant incurs a Termination of Service shall thereafter become vested.

2.7 Payment Upon Vesting.

(a) As soon as administratively practicable following the vesting of any Performance Stock Units pursuant to Section 2.4 hereof, and in no event later than sixty (60) days after such vesting date, the Company shall deliver to Participant a number of shares of Common Stock (by entering such shares in book entry form or, if determined by the Administrator or if required by any applicable law, rule or regulation, by delivering certificates evidencing shares of Common Stock) equal to the product of (i) the number of Performance Stock Units subject to this award that vested on such vesting date and (ii) the Share Multiplier. Notwithstanding the foregoing, in the event that shares of Common Stock cannot be issued pursuant to Section 2.9(a), (b) or (c) hereof, then the shares of Common Stock shall be issued pursuant to the preceding sentence as soon as administratively practicable after the Administrator determines that shares of Common Stock can be issued in accordance with Sections 2.9(a), (b) and (c) hereof.

(b) Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to require payment by Participant of any sums required by applicable law to be withheld with respect to the grant of PSUs or the issuance of shares of Common Stock. Such payment shall be made in such form of consideration acceptable to the Company which may, in the sole discretion of the Company, include:

(1) Cash or check;

(2) Surrender of shares of Common Stock (including, without limitation, shares of Common Stock otherwise issuable under the PSUs) held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate payment required; or

(3) Other property acceptable to the Company in its sole discretion (including, without limitation, through the delivery of a notice that Participant has placed a market sell order with a broker with respect to shares of Common Stock then issuable under the PSUs, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of its withholding obligations; provided that payment of such proceeds is then made to the Company upon settlement of such sale).

The Company shall not be obligated to deliver any new certificate representing shares of Common Stock to Participant or Participant’s legal representative or enter such share of Common Stock in book entry form unless and until Participant or Participant’s legal representative shall have paid or otherwise satisfied in full the amount of all federal, state and local taxes applicable to the taxable income of Participant resulting from the grant of the PSUs or the issuance of shares of Common Stock.

2.8 Rights as Stockholder. The holder of the PSUs shall not be, nor have any of the rights or privileges of, a stockholder of the Company, including, without limitation, any dividend rights and voting rights, in respect of the PSUs and any shares of Common Stock underlying the PSUs and deliverable hereunder unless and until such shares of Common Stock shall have been actually issued by the Company and held of record by such holder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment will be made for a dividend or other right for which the record date is prior to the date the shares of Common Stock are issued, except as provided in Section 12.2 of the Plan.

2.9 Conditions to Delivery of Common Stock. Subject to Section 10.4 of the Plan, the shares of Common Stock deliverable hereunder, or any portion thereof, may be either previously authorized but unissued shares of Common Stock, treasury shares of Common Stock or issued shares of Common Stock which have then been reacquired by the Company on the open market. Such shares of Common Stock shall be fully paid and nonassessable. The Company shall not be required to issue or deliver any shares of Common Stock deliverable hereunder or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such shares of Common Stock to listing on all stock exchanges on which such Common Stock is then listed;

(b) The completion of any registration or other qualification of such shares of Common Stock under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body, which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The receipt by the Company of full payment for such shares of Common Stock, including payment of any applicable withholding tax, which may be in one or more of the forms of consideration permitted under Section 2.7 hereof; and

(e) The lapse of such reasonable period of time following the vesting of any Performance Stock Units as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE III

OTHER PROVISIONS

3.1 Administration. The Administrator shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon Participant, the Company and all other interested persons. No member of the Administrator or the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, this Agreement or the PSUs.

3.2 Tax Consultation. Participant understands that Participant may suffer adverse tax consequences in connection with the PSUs granted pursuant to this Agreement (and the shares issuable with respect thereto). Participant represents that Participant has consulted with any tax consultants Participant deems advisable in connection with the PSUs and the issuance of shares with respect thereto and that Participant is not relying on the Company for any tax advice.

3.3 Tax-Related Items. Participant agrees to indemnify the Company, any Subsidiary and his/her employing company, as applicable, from and against any liability for or obligation to pay any liability for income tax, withholding tax and any other employment related taxes, employee’s national insurance contributions or employer’s national insurance contributions or (at the discretion of the Administrator) equivalent social security contributions in any jurisdiction (collectively, “Tax-Related Items”) that is attributable to (a) the grant or exercise of, or any benefit derived by Participant from, the PSUs, (b) the acquisition by Participant of the Common Stock on payment of any vested PSUs, or (c) the disposal of any Common Stock acquired by Participant upon payment of any vested PSUs.

3.4 Adjustments Upon Specified Events. The Administrator may accelerate the payment and/or vesting of the Performance Stock Units in such circumstances as it, in its sole discretion, may determine. In addition, upon the occurrence of certain events relating to the Common Stock contemplated by Section 12.2 of the Plan (including, without limitation, an extraordinary cash dividend on such Common Stock), the Administrator shall make such adjustments as the Administrator deems appropriate in the number of Performance Stock Units then outstanding and the number and kind of securities that may be issued in respect of the Performance Stock Units. Participant acknowledges that the PSUs are subject to modification and termination in certain events as provided in this Agreement and Section 12.2 of the Plan.

3.5 Grant is Not Transferable. During the lifetime of Participant, the PSUs granted and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the PSUs, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, the PSUs granted and the rights and privileges conferred hereby immediately will become null and void. Notwithstanding anything herein to the contrary, this Section 3.5 shall not prevent transfers by will or applicable laws of descent and distribution.

3.6 Binding Agreement. Subject to the limitation on the transferability of the PSUs contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

3.7 Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the Company’s principal office, and any notice to be given to Participant shall be addressed to Participant at Participant’s last address reflected on the Company’s records. By a notice given pursuant to this Section 3.7, either party may hereafter designate a different address for notices to be given to that party. Any notice shall be deemed duly given when sent via email or when sent by certified mail (return receipt requested) and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.

3.8 Participant’s Representations. If the shares of Common Stock issuable hereunder have not been registered under the Securities Act or any applicable state or foreign laws on an effective registration statement at the time of such issuance, Participant shall, if required by the Company, concurrently with such issuance, make such written representations as are deemed necessary or appropriate by the Company and/or its counsel.

3.9 Titles. Titles provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

3.10 Governing Law; Severability. The laws of the State of Delaware shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflicts of laws.

3.11 Conformity to Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the PSUs are granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

3.12 Amendments, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator, provided, that, except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall adversely affect the PSUs in any material way without the prior written consent of Participant.

3.13 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth in Section 3.5 hereof, this Agreement shall be binding upon Participant and his or her heirs, executors, administrators, successors and assigns.

3.14 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the PSUs and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.15 Not a Service Contract. Nothing in this Agreement or in the Plan shall confer upon Participant any right to continue to serve as an Employee, Consultant, Director or other service provider of the Company or any of its Subsidiaries.

3.16 Section 409A. Neither the PSUs nor this Agreement is intended to provide for any deferral of compensation subject to Section 409A of the Code, and, accordingly, notwithstanding anything to the contrary, the shares of Common Stock issuable hereunder shall be distributed no later than the later of: (i) the fifteenth (15th) day of the third (3rd) month following Participant’s first taxable year in which the PSUs are no longer subject to a substantial risk of forfeiture, and (ii) the fifteenth (15th) day of the third (3rd) month following the first taxable year of the Company in which the PSUs are no longer subject to substantial risk of forfeiture, as determined in accordance with Code Section 409A and any Treasury Regulations and other guidance issued thereunder. Nevertheless, to the extent that the Administrator determines that any PSUs may not be exempt from (or compliant with) Section 409A of the Code, the Administrator may (but shall not be required to) amend this Agreement in a manner intended to comply with the requirements of Section 409A of the Code or an exemption therefrom (including amendments with retroactive effect), or take any other actions as it deems necessary or appropriate to (a) exempt the PSUs from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the PSUs, or (b) comply with the requirements of Section 409A of the Code. To the extent applicable, this Agreement shall be interpreted in accordance with the provisions of Section 409A of the Code.

3.17 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and shall not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant shall have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the PSUs, and rights no greater than the right to receive the Common Stock as a general unsecured creditor with respect to PSUs, as and when payable hereunder.

3.18 Special Provisions for PSUs Granted to Participants Outside the U.S. The PSUs shall be subject to the special provisions, if any, for the Participant’s country of residence, as set forth in the Special Provisions for PSUs Granted to Participants Outside the U.S. attached to the Grant Notice as Exhibit C (the “Non-U.S. Provisions”).

(a) If Participant relocates to one of the countries included in the Non-U.S. Provisions during the life of the PSU, the special provisions for such country shall apply to Participant, to the extent the Company determines that the application of such provisions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan.

(b) The Company reserves the right to impose other requirements on the PSUs and the shares of Common Stock issuable hereunder, to the extent the Company determines it is necessary or advisable in order to comply with local laws or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

EXHIBIT B

TO PERFORMANCE STOCK UNIT AWARD GRANT NOTICE

PERFORMANCE GOALS AND MEASUREMENT

EXHIBIT C

TO PERFORMANCE STOCK UNIT AWARD GRANT NOTICE

SPECIAL PROVISIONS FOR PSUS GRANTED TO PARTICIPANTS OUTSIDE THE U.S.

This Exhibit B to the Codexis, Inc. 2019 Incentive Award Plan (the “Plan”) Performance Stock Unit Grant Notice (“Grant Notice”) includes special terms and conditions applicable to Participants in the countries below. These terms and conditions are in addition to those set forth in the Performance Stock Unit Agreement (the “Agreement”) and the Grant Notice. In the event of any inconsistency between the Agreement and terms in this Exhibit B, the terms of this Exhibit B shall control. Any capitalized term used in this Exhibit B without definition shall have the meaning ascribed to such term in the Plan, the Grant Notice or the Agreement, as applicable.

This Exhibit B also includes information relating to exchange control and other issues of which Participant should be aware with respect to participation in the Plan. The information is based on the exchange control, securities and other laws in effect in the respective countries as of October 2019. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information herein as the only source of information relating to the consequences of participation in the Plan because the information may be out of date at the time the PSUs vest or shares of Common Stock acquired under the Plan are sold.

In addition, the information is general in nature and may not apply to the particular situation of Participant, and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws in Participant’s country may apply to Participant’s individual situation. Finally, if Participant is a citizen or resident of a country other than the one in which he or she is currently working, the information contained herein may not be applicable to Participant.

BELGIUM

Reporting. If you are a Belgian resident, you are required to report any taxable income attributable to the PSUs granted hereunder on your annual tax return. You are also required to report any securities (e.g., shares acquired under the Plan) held and bank accounts (including brokerage accounts) opened and maintained outside of Belgium on your annual tax return. In a separate report, you are required to provide the National Bank of Belgium with the account details of any such foreign accounts (including the account number, bank name and country in which such account was opened). This report, as well as information on how to complete it, can be found on the website of the National Bank of Belgium, www.nbb.be, under the Kredietcentrales / Centrales des crédits caption.

UNITED KINGDOM

Withholding. Without limitation to Section 3.3 of the Agreement, you agree that you are liable for all Tax-Related Items and hereby covenant to pay all such Tax-Related Items as and when requested by the Company or your employer or by Her Majesty’s Revenue and Customs (“HMRC”) (or any other tax authority or any other relevant authority). You also agree to indemnify and keep indemnified the Company and your employer against any taxes (including without limitation, any Tax-Related Items) that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on your behalf.

Additional Provisions. For PSUs granted to Employees working in the United Kingdom, the Performance Stock Unit Award, Grant Notice and Agreement, as amended below, form the rules of the UK PSU agreement (the “UK PSU Agreement”). The UK PSU Agreement forms the rules of the employee share scheme applicable to the United Kingdom based Employees of the Company and any Subsidiaries. All awards granted to Employees of the Company or any Subsidiaries who are based in the United Kingdom will be granted on similar terms. This UK PSU Agreement incorporates the terms of the Plan with the exception that in the United Kingdom only Employees of the Company or any Subsidiaries are eligible to be granted PSUs. Other Service Providers who are not Employees are not eligible to receive PSUs in the United Kingdom.